EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended April 26, 2013 and April 27, 2012

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 26, 2013	April 27, 2012	April 26, 2013	April 27, 2012

Net Sales	$499,562	$504,831	$957,524	$975,713
Gross Margin	181,376	184,523	341,721	342,604

Net Earnings Attributable to Esterline	$35,522	$45,191	$60,633	$67,979

Basic

Weighted Average Number of Shares Outstanding	31,100	30,669	31,002	30,650

Earnings Per Share Attributable to Esterline – Basic	$1.14	$1.47	$1.96	$2.22

Diluted

Weighted Average Number of Shares Outstanding	31,100	30,669	31,002	30,650
Net Shares Assumed to be Issued for Stock Options	596	650	557	588

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	31,696	31,319	31,559	31,238

Earnings Per Share Attributable to Esterline – Diluted	$1.12	$1.44	$1.92	$2.18